03018644

5/30/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 08 2003 DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER: PEAK SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12360 66TH STREET NORTH
(No. and Street)

LARGO (City) FLORIDA (State) 33773 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. DUBE (727) 536-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PENDER NEWKIRK & COMPANY
(Name – *if individual, state last, first, middle name*)

100 SOUTH ASHLEY DRIVE, SUITE 1650 (Address), TAMPA (City), FLORIDA (State), 33602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 30 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID W. DUBE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAK SECURITIES CORPORATION, as of DECEMBER 31, 20 02, are true and correct□I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David W. Dube
Signature

PRESIDENT
Title

Roberta Kay Daubar
Notary Public

Roberta Kay Daubar
My Commission CC865677
Expires August 23, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page□
- ☒ (b) Statement of Financial Condition□
- ☒ (c) Statement of Income (Loss)□
- ☒ (d) Statement of Changes in Financial Condition□
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital□
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors□
- ☒ (g) Computation of Net Capital□
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3□
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3□
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3□
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation□
- ☒ (l) An Oath or Affirmation□
- ☐ (m) A copy of the SIPC Supplemental Report□
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit□

***For conditions of confidential treatment of certain portions of this filing, see section 240□7a-5(e)(3)□*

Financial Statements

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Year Ended December 31, 2002
Independent Auditors' Report

PEAK SECURITIES CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

PNC CPA's

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Peak Securities Corporation
Largo, Florida

We have audited the accompanying statement of financial position of Peak Securities Corporation (a wholly-owned subsidiary of Peak Capital Corporation) as of December 31, 2002 and the related statements of operations, cash flows and changes in stockholder's equity and subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peak Securities Corporation (a wholly-owned subsidiary of Peak Capital Corporation) at December 31, 2002 and the results of its operations, cash flows and changes in subordinated borrowings for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
March 19, 2003

PEAK SECURITIES CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2002

ASSETS

Cash	$ 11,077
	$ 11,077

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ ---
Stockholder's equity:	
Common stock - No par, $1.00 stated value; 1,000,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	57,193
Accumulated deficit	(46,216)
	11,077
	$ 11,077

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenues:	
Interest income	$ 35
Expenses:	
Professional fees	6,020
Rent	3,180
Clearing fees	2,500
Office supplies and expenses	786
Insurance	769
Telephone	564
Licenses, permits and registrations	503
Bank charges	213
	14,535
Net loss	$ (14,500)

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows used by operating activities:	
Net loss	$ (14,500)
Decrease in security deposits	(636)
Decrease in accounts payable	636
Net cash used by operating activities	(14,500)
Cash flows provided by financing activities:	
Capital contribution by former shareholders	3,000
Payments to former shareholders	(6,924)
Capital contribution by new shareholder	11,000
Net cash provided by financing activities	7,076
Net decrease in cash	(7,424)
Cash, January 1, 2002	18,501
Cash, December 31, 2002	$ 11,077

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional	
	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit
Balances, January 1, 2002	100	$ 100	$ 50,117	$ (31,716)
Capital contribution provided by former shareholders			3,000	
Transfer of assets to former shareholders in connection with sale of Company			(6,924)	
Capital contribution provided by new shareholder			11,000	
Net loss for year ended December 31, 2002				(14,500)
Balances, December 31, 2002	100	$ 100	$ 57,193	$ (46,216)

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2002

N / A

The accompanying notes are an integral part of these financial statements.

PEAK CAPITAL CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company, a Florida corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

On October 31, 2002, all of the outstanding common shares of the Company (then known as Inter-American Securities, Inc.) were acquired by Peak Capital Corporation. In March, 2003, the Company filed an amendment to its articles of incorporation to effect the change of its name from Inter-American Securities, Inc. to Peak Securities Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION – The Company was formed to engage in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and venture capital businesses. During the year ended December 31, 2002, the Company did not perform any of these activities.

INCOME TAXES – The Company had previously elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the shareholders were liable for individual federal income taxes on their respective shares of the corporate income. As a result of the purchase of the Company by Peak Capital Corporation on October 31, 2002, the Company's Subchapter S election was voluntarily terminated. Accordingly, the Company will file its future tax returns on a consolidated basis with its new parent company.

USE OF ESTIMATES – The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and to reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK – The Company could be exposed to credit risks in the event of default by financial institutions in which balances are maintained in excess of insured limits.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company entered into a management agreement for the payment of expenses by a broker-dealer parent company, dated May 1, 2002, with Peak Capital Corporation, its parent company. Under the agreement, Peak Capital Corporation agrees to assist the Company by providing it with certain goods or services without charge, such as rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general administrative and office expenses. The management agreement is permitted under NASD guidelines so long as the Company maintains details of this arrangement in writing. The terms of the management agreement are not necessarily indicative of the terms which would have been incurred had the management agreement been entered into with independent parties.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $11,077 which was $6,077 in excess of its required net capital of $5,000.

PEAK CAPITAL CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

SCHEDULE 1

Net capital	
Total stockholders' equity	$ 11,077
Total capital and allowable borrowings	11,077
Deduction	---
Net capital before haircuts on security positions	11,077
Haircuts on security positions	---
Net capital	$ 11,077

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

SCHEDULE II

N / A

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

SCHEDULE III

N / A

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

AS OF DECEMBER 31, 2002

SCHEDULE IV

N / A

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(a wholly-owned subsidiary of Peak Capital Corporation)

RECONCILIATIONS OF MATERIAL DIFFERENCES

AS OF DECEMBER 31, 2002

SCHEDULE V

In accordance with Rule 17a-5(d)(4), there are no material differences and, therefore, there are no material differences to reconcile.

The accompanying notes are an integral part of these financial statements.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Peak Securities Corporation
Largo, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Peak Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Pender Newkirk & Company · Certified Public Accountants
100 South Ashley Drive · Suite 1650 · Tampa, Florida 33602 · (813) 229-2321 · Fax (813) 229-2359 · Web Site: www.pnccpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company

Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
March 19, 2003